British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedules B&C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	April 30, 2004	04/06/30

ISSUER'S ADDRESS	602 West Hastings Street, Suite 500

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	BC	V6B 1P2	604-899-1240	604-684-3410
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Ken Powell	President			780-435-5576
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
kwpowell@telus.net	http://www.titantrading.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Ken Powell”	Kenneth W. Powell	04/06/30
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“Michael Gossland”	Michael Gossland	04/06/30
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B&C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	April 30, 2004	04/06/30

ISSUER'S ADDRESS	602 West Hastings Street, Suite 500

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	BC	V6B 1P2	604-899-1240	604-684-3410
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Ken Powell	President			780-435-5576
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
kwpowell@telus.net	http://www.titantrading.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Ken Powell”	Kenneth W. Powell	04/06/30
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“Michael Gossland”	Michael Gossland	04/06/30
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(Unaudited)

Six Months ended April 30, 2004

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Balance Sheets
(Canadian Dollars)

	April 30,	October 31,
	2004	2003
	(unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	$51,639	$703
Goods and services tax receivable	8,696	10,615
Deferred share issuance cost	10,000	-
	70,335	11,318
Deposit	13,474	-
Property and equipment	6,015	5,010
	$89,824	$16,328

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$20,693	$35,946
Salaries payable	30,000	-
Loans payable, non-interest bearing	121,833	188,384
Share subscription deposits	194,200	-
	366,726	224,330

Share capital	3,839,938	3,715,938
Contributed surplus	129,500	-
Deficit	(4,246,340)	(3,923,940)
	(276,902)	(208,002)
	$89,824	$16,328

On behalf of the Board:

"Ken Powell"	Director

"Michael Gossland"	Director

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC.
Consolidated Statements of Operations and Deficit
(unaudited)
(Canadian Dollars)

	Three Months ended		Six Months ended
	April 30,		April 30,
	2004	2003	2004	2003

Revenue:
Software and subscription sales	$-	$-	$-	$2,598

Expenses:
Advertising, marketing and promotion	3,115	796	3,115	1,136
Amortization	516	350	894	728
Bank charges and interest	194	13	344	298
Management and consulting fees	64,238	41,650	107,508	45,150
Office and miscellaneous	2,706	1,903	4,239	3,368
Professional fees	10,112	4,866	16,564	5,790
Rent	3,863	-	11,738	-
Salaries and benefits	30,000	869	30,000	869
Shareholder communications	10,227	8,904	11,251	9,978
Travel	2,582	591	7,247	652
	127,553	59,942	192,900	67,969

Loss before the following	(127,553)	(59,942)	(192,900)	(65,371)

Stock based compensation	-	-	129,500	-

Net loss for the period	(127,553)	(59,942)	(322,400)	(65,371)

Deficit, beginning of period	(4,118,787)	(3,767,232)	(3,923,940)	(3,761,803)

Deficit, end of period	$(4,246,340)	$(3,827,174)	$(4,246,340)	$(3,827,174)

Basic and diluted loss per share	$0.01	$0.01	$0.03	$0.01

Weighted average number of
common shares outstanding	10,432,966	9,812,966	10,119,559	9,812,966

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC.
Consolidated Statements of Cash Flows
(unaudited)
(Canadian Dollars)

	Three Months ended		Six Months ended
	April 30,		April 30,
	2004	2003	2004	2003

Operating activities
Net loss for the period	$(127,553)	$(59,942)	$(322,400)	$(65,371)

Items not involving cash:
Amortization	516	350	894	728
Stock based compensation	-	-	129,500	-

	(127,037)	(59,592)	(192,006)	(64,643)

Net changes in non-cash
working capital balances	139,353	11,471	187,392	(9,878)

	12,316	(48,121)	(4,614)	(74,521)

Financing activities
Issuance of share capital	124,000	-	124,000	-
Advances (repayment) of loans payable	(96,700)	44,062	(66,551)	75,062

	27,300	44,062	57,449	75,062

Investing activities
Acquisition of property and equipment	(1,899)	-	(1,899)	-

Increase (decrease) in cash and	37,717	(4,059)	50,936	541
cash equivalents

Cash and cash equivalents,
beginning of period	13,922	5,419	703	819

Cash and cash equivalents,
end of period	$51,639	$1,360	$51,639	$1,360

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC.
Notes to Consolidated Financial Statements
Six months ended April 30, 2004
(unaudited)

1.	Basis of Presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended October 31, 2003 and should be read in conjunction with those financial statements.

2.	Going Concern

The financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has a working capital deficiency of $296,391 and a shareholders' deficiency of $276,902.

Management has evaluated the Company's alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 4) obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2004, however, management can provide no assurance with regard thereto.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

3.	Share Capital

Authorized
100,000,000 common shares without par value

Issued
	Number of Shares	Amount

Balance, October 31, 2003	9,812,966	$3,715,938
Issued pursuant to a private placement	1,240,000	124,000

Balance, April 30, 2004	11,052,966	$3,839,938

During the period, pursuant to a private placement, the company offered the issuance of 2,452,000 units for aggregate proceeds of $245,200. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase an additional common share for $0.12 per share.

TSX Venture Exchange approval for 1,240,000 of the 2,452,000 units was received and on March 16, 2004 1,240,000 common shares and common share purchase warrants were issued for aggregate proceeds of $124,000. The common share purchase warrants entitle the holder to purchase one common share of the company for $0.12 per share until expiry March 16, 2006. There are no other outstanding warrants at April 30, 2004.

TITAN TRADING ANALYTICS INC.
Notes to Consolidated Financial Statements
Six months ended April 30, 2004
(unaudited)

The remaining 1,212,000 units, representing $121,200, were approved by the shareholders at the Company's annual general meeting held on April 30, 2004. TSX Venture Exchange approval is pending therefore the subscription proceeds relating to these units is reflected on the balance sheet as share subscription deposits.

Shares Held in Escrow
2,850,000 common shares issued in 1996 are currently held in escrow. Release from escrow is based upon the policies of the TSX Venture Exchange and the passage of time.

Stock Options
Options to purchase common shares have been issued pursuant to a share option plan. Under the plan, the Company may grant options for up to 20% of the issued common shares. The exercise price of each option may be discounted up to 25% from the market price of the Company's common shares on the date of grant and an option's maximum term is five years. Options are granted at various points throughout the year and vest immediately upon granting.

	Number of Options	Exercise Price	Expiry Date
Balance, October 31, 2003	360,000	$0.25	Jan 2006
Options cancelled	(360,000)	$0.25	Jan 2006
Options granted	1,850,000	$0.10	Dec 2008
Balance, April 30, 2004	1,850,000	$0.10

All of the Company's outstanding share options are exercisable as at April 30, 2004.

During the period the Company recorded stock based compensation expense and contributed surplus in the amount of $129,500 relating to options granted on December 22, 2003. The compensation expense has been determined based on the fair value of 1,850,000 options at the grant date ($0.07 per option), such fair value estimated using the Black-Scholes option-pricing model applied using assumptions considered reasonable in management's estimate. The risk free rate used was 2.75%, the expected volatility was 183%, which was based on prior trading activity of the Company's shares, and the expected life of the options was 1.5 years.

4.

Subsequent Events

Subsequent to April 30, 2004, the Company engaged in a private placement consisting of 693,333 units at $0.15 per unit, for aggregate proceeds of $104,000. Each unit consists of one common share and one one-year common share purchase warrant entitling the holder to purchase an additional common share for $0.20 per share. TSX Venture exchange approval is pending. Certain of the subscription funds ($73,000) were received by April 30, 2004 and are reflected on the balance sheet as share subscription deposits.

TITAN TRADING ANALYTICS INC.
Schedule "B"
Six months ended April 30, 2004
(unaudited)

1.	Related Party Transactions Expenses include the following transactions with officers, directors and related individuals:
	Six months ended
	April 30,
	2004	2003

Management and consulting fees	$85,520	$31,150

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

2.	Directors and Officers

List of current directors and officers:

	Dr. Kenneth W. Powell	President and Director
	Michael Gossland	Secretary and Director
	Phillip S. Carrozza II	Director

TITAN TRADING ANALYTICS INC.
Schedule "C"
Six months ended April 30, 2004
(unaudited)

Nature of Business
Titan Trading Analytics Inc. ("Titan" or the "Company") is a financial software developer that has developed market timing, trading analytics and automated trading execution software. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993. In June 2003 Titan acquired rights to certain automated trading and analytic software (the "Technology") from Cignal Technologies LLC and has developed an automated trading platform using and further developing the Technology. Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source. Titan holds an exclusive use license and a third party revenue interest in the Technology and plans to exploit the Technology and Titan's wholly owned proprietary software in two ways:

1.	by establishing a profitable trading operation; and

2.	by marketing and licensing software to third parties.

Liquidity and Going Concern Risk
As at April 30, 2004, Titan had cash and current assets totalling $70,335 as compared to $11,318 at its prior fiscal year and had negative working capital of $296,391 as compared to $213,012 at October 31, 2003. Included in the working capital deficiency at April 30, 2004 are share subscription deposits of $194,200 that relate to private placements that are pending TSX Venture Exchange approval and loans payable of $121,833 ($188,384 at October 31, 2003) from a director and shareholder that are non-interest bearing and have no fixed terms of repayment.

Subsequent to April 30, 2004, Titan engaged in a private placement for aggregate proceeds of $104,000. TSX Venture Exchange approval is pending.

Titan remains in need of additional funding to finance its ongoing working capital requirements. In the event that the Company is unable to obtain additional financing, this would have a material adverse effect on the future development of the Company.

Results of Operations
Titan incurred a net loss of $322,400 for the six months ended April 30, 2004 as compared to a loss of $65,371 for the comparative period in 2003. The increase in net loss in the current period is primarily due to the fact that in the comparative period the Company had halted software development activities while it reorganized its affairs and management. The increase in net loss in the current period is largely due to a $129,500 stock based compensation charge relating to stock options issued in the current period, an increase in management and consulting fees of $62,358 a majority of which relates to software development, an $11,738 expense for the rental of an additional development office in the United States, an increase in travel expense of $6,595 primarily relating to the new office, and an administrative salary of $30,000 charged in the current period.

Management
As at April 30, 2004, Titan's Board of Directors consisted of Dr. Kenneth Powell acting as President and CEO of the Company, Mr. Michael Gossland acting as Director of Software Development and Corporate Secretary and Mr. Phillip Carrozza acting as Director of US Trading Operations.

During the six months ended April 30, 2004, the Company paid management and consulting fees of $85,520 to directors of the Company.

Investor Relations
No investor relations activities were undertaken by or on behalf of the Company during the period.